

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 2, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares each representing a 1/1,000th interest in a share of Series M Non-Cumulative Perpetual Preferred Stock of U.S. Bancorp under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company